================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       -------------------------------


                                  FORM 11-K

(Mark One)

    [X]           Annual report pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1997

                                      OR

    [ ]            Transition report pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

                        For the transition period from          to
                                                       --------    --------


COMMISSION FILE NUMBER 1-7310  (Michigan Consolidated Gas Company)



                 MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

             (Full title of the plan and the address of the plan,
              if different from that of the issuer named below)


                         MCN ENERGY GROUP INC. (MCN)
                             500 Griswold Street
                           Detroit, Michigan 48226

          (Name of issuer of the common stock issued pursuant to the plan and the address of its principal executive office)


================================================================================

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN


                Financial Statements for the Years Ended December
                  31, 1997 and 1996, Supplemental Schedules for
                        the Year Ended December 31, 1997
                        and Independent Auditors' Report

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                                TABLE OF CONTENTS






                                                                                                         Page
                                                                                                         ----
Financial Statements:

     Statement of Net Assets Available for Benefits as of December 31, 1997 ....................           1

     Statement of Assets Available for Benefits as of December 31, 1996 ........................           2

     Statement of Changes in Assets Available for Benefits for the Year Ended
       December 31, 1997........................................................................           3

     Notes to Financial Statements..............................................................         4-8

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes as of
       December 31, 1997 .......................................................................           9

     Item 27d - Schedule of Reportable Transactions For the Year Ended
       December 31, 1997........................................................................          10

INDEPENDENT AUDITOR'S REPORT

To the Trustees and Participants of
   MichCon Investment and Stock Ownership Plan
Detroit, Michigan


We have audited the accompanying statements of net assets available for benefits of the MichCon Investment and Stock Ownership Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in new assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. These supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Detroit, Michigan
June 25, 1998

                  MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                            AS OF DECEMBER 31, 1997



                                                                            Supplemental Information by Fund
                                                                ----------------------------------------------------------

                                                                     MCN          Global        Growth          Fixed
                                                                    Stock         Growth       & Income        Income
                                                    Total           Fund           Fund          Fund           Fund
                                               ---------------- -------------- ---------------------------- --------------
INVESTMENTS, (Notes 1 and 2):
      Common stock - MCN Energy Group Inc.        $ 71,860,057   $ 71,860,057
      Registered investment companies               31,975,971                     6,009,703    10,612,566
      Investment in Master Trust (Note 4)           10,654,758                                               $ 10,654,758
      Loans to participants                          5,427,873
                                               ---------------- -------------- ---------------------------- --------------

                Total Investments                  119,918,659     71,860,057      6,009,703    10,612,566     10,654,758
                                               ---------------- -------------- ---------------------------- --------------

OTHER NET ASSETS:
      Cash on deposit and in transit                    (1,411)                                                   (12,850)
                                               ---------------- -------------- ---------------------------- --------------

                Total Assets                       119,917,248     71,860,057      6,009,703    10,612,566     10,641,908
                                               ---------------- -------------- ---------------------------- --------------

NET ASSETS AVAILABLE FOR BENEFITS                $ 119,917,248   $ 71,860,057     $6,009,703   $10,612,566   $ 10,641,908
                                               ================ ============== ============================ ==============


Participating Units - December 31, 1997
      Number of Units                                               1,779,816        603,384       543,120     10,641,908
      Value of Units                                             $      40.38     $     9.96   $     19.54   $       1.00




                                                                 Supplemental Information by Fund
                                             --------------------------------------------------------------------

                                                                 New
                                                Voyager      Opportunities   Income         Loan      Forfeiture
                                                 Fund            Fund         Fund          Fund         Fund
                                             --------------- ------------- ------------ ------------- -----------
INVESTMENTS, (Notes 1 and 2):
      Common stock - MCN Energy Group Inc.
      Registered investment companies            11,909,165     3,121,353      323,184
      Investment in Master Trust (Note 4)
      Loans to participants                                                               $5,427,873
                                             --------------- ------------- ------------ ------------- -----------

                Total Investments                11,909,165     3,121,353      323,184     5,427,873           -
                                             --------------- ------------- ------------ ------------- -----------

OTHER NET ASSETS:
      Cash on deposit and in transit                                                                    $ 11,439
                                             --------------- ------------- ------------ ------------- -----------

                Total Assets                     11,909,165     3,121,353      323,184     5,427,873      11,439
                                             --------------- ------------- ------------ ------------- -----------

NET ASSETS AVAILABLE FOR BENEFITS              $ 11,909,165    $3,121,353    $ 323,184    $5,427,873    $ 11,439
                                             =============== ============= ============ ============= ===========


Participating Units - December 31, 1997
      Number of Units                               625,153        64,159       45,455
      Value of Units                           $      19.05    $    48.65    $    7.11


The notes to the financial statements are an integral part of this statement.

                 MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                  STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

                           AS OF DECEMBER 31, 1996

                                                                      Supplemental Information by Fund
                                               ----------------------------------------------------------------------------

                                                                     MCN           Global        Growth         Fixed
                                                                    Stock          Growth       & Income        Income
                                                    Total           Fund            Fund          Fund           Fund
                                               ---------------- --------------- ------------- ------------- ---------------
INVESTMENTS, (Notes 1 and 2):
      Common stock - MCN Energy Group Inc.        $ 54,122,279    $ 54,122,279
      Registered investment companies               27,115,771                    $5,264,142    $8,927,571
      Investment in Master Trust (Note 4)           11,894,532                                                $ 11,894,532
      Loans to participants                          4,827,031
                                               ---------------- --------------- ------------- ------------- ---------------

                Total Investments                 $ 97,959,613      54,122,279     5,264,142     8,927,571      11,894,532
                                               ---------------- --------------- ------------- ------------- ---------------

OTHER ASSETS:
      Cash on deposit and in transit                     3,983                                                      (1,711)
                                               ---------------- --------------- ------------- ------------- ---------------

                Total Assets                        97,963,596      54,122,279     5,264,142     8,927,571      11,892,821
                                               ---------------- --------------- ------------- ------------- ---------------

ASSETS AVAILABLE FOR BENEFITS                     $ 97,963,596    $ 54,122,279    $5,264,142    $8,927,571    $ 11,892,821
                                               ================ =============== ============= ============= ===============


Participating Units - December 31, 1996
      Number of Units                                                1,874,365       486,520       495,426      11,892,821
      Value of Units                                              $      28.88    $    10.82    $    18.02    $       1.00



                                                             Supplemental Information by Fund
                                             -----------------------------------------------------------------

                                                               New
                                               Voyager     Opportunities   Income         Loan      Forfeiture
                                                 Fund          Fund         Fund          Fund       Fund
                                             ------------- ------------- ------------ ------------- ----------
INVESTMENTS, (Notes 1 and 2):
      Common stock - MCN Energy Group Inc.
      Registered investment companies          $9,993,788    $2,752,712    $ 177,558
      Investment in Master Trust (Note 4)
      Loans to participants                                                             $4,827,031
                                             ------------- ------------- ------------ ------------- ----------

                Total Investments               9,993,788     2,752,712      177,558     4,827,031          -
                                             ------------- ------------- ------------ ------------- ----------

OTHER ASSETS:
      Cash on deposit and in transit                                                                   $5,694
                                             ------------- ------------- ------------ ------------- ----------

                Total Assets                    9,993,788     2,752,712      177,558     4,827,031      5,694
                                             ------------- ------------- ------------ ------------- ----------

ASSETS AVAILABLE FOR BENEFITS                  $9,993,788    $2,752,712    $ 177,558    $4,827,031     $5,694
                                             ============= ============= ============ ============= ==========


Participating Units - December 31, 1996
      Number of Units                             619,962        67,751       25,329
      Value of Units                           $    16.12    $    40.63    $    7.01


The notes to the financial statements are an integral part of this statement.

                 MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                            Supplemental Information by Fund
                                                    -------------------------------------------------------------------------------

                                                                         MCN          Global          Growth           Fixed
                                                                        Stock         Growth         & Income         Income
                                                        Total            Fund          Fund            Fund            Fund
                                                    --------------- --------------- ------------- --------------- -----------------

ADDITIONS TO ASSETS ATTRIBUTED TO:
      Investment income                                $ 5,758,335     $ 1,836,485    $1,085,017     $ 1,393,319        $ 653,922
      Change in market value of investments             23,825,723      21,071,332      (377,742)        791,596                -
      Transfers by participants between
        investment funds (net)                                   -         879,352        39,401         273,438         (630,797)
      Transfers to loan fund                                     -      (1,136,712)     (262,704)       (287,921)        (212,211)
      Transfers from loan fund                                   -         703,701       149,580         163,642          211,921
      Interest on loans to participants                    518,182         244,524        51,332          56,326           71,993
                                                    --------------- --------------- ------------- --------------- -----------------
                                                        30,102,240      23,598,682       684,884       2,390,400           94,828
                                                    --------------- --------------- ------------- --------------- -----------------

Contributions:
      Participant                                        4,173,023
      Employer                                           2,152,569
      Forteitures to be used                                 5,745
                                                    --------------- --------------- ------------- --------------- -----------------
        Total                                            6,331,337       2,758,147       592,021         751,909          914,759

                Total Additions                         36,433,577      26,356,829     1,276,905       3,142,309        1,009,587
                                                    --------------- --------------- ------------- --------------- -----------------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
      Distributions to terminated participants         (13,622,300)     (8,331,671)     (444,706)     (1,322,861)      (2,074,906)
      Withdrawals                                         (810,582)       (246,491)      (82,168)       (127,399)        (193,616)
      Transfers by participants between plans (net)        (47,043)        (40,889)       (4,470)         (7,054)           8,022
                                                    --------------- --------------- ------------- --------------- -----------------

                Total Deductions                       (14,479,925)     (8,619,051)     (531,344)     (1,457,314)      (2,260,500)
                                                    --------------- --------------- ------------- --------------- -----------------

NET INCREASE(DECREASE)                                  21,953,652      17,737,778       745,561       1,684,995       (1,250,913)

ASSETS AVAILABLE FOR BENEFITS:

      Beginning of the period                           97,963,596      54,122,279     5,264,142       8,927,571       11,892,821
                                                    --------------- --------------- ------------- --------------- -----------------

      End of the period                               $119,917,248    $ 71,860,057    $6,009,703    $ 10,612,566     $ 10,641,908
                                                    =============== =============== ============= =============== =================


                                                                     Supplemental Information by Fund
                                                    -----------------------------------------------------------------
                                                                       New
                                                      Voyager      Opportunities     Income        Loan    Forfeiture
                                                        Fund           Fund           Fund         Fund       Fund
                                                    -------------- ------------- ------------ ------------- ---------

ADDITIONS TO ASSETS ATTRIBUTED TO:
      Investment income                              $    704,247    $   69,391     $ 15,954             -         -
      Change in market value of investments             1,795,859       543,097        1,581             -         -
      Transfers by participants between
        investment funds (net)                           (479,409)     (157,580)      75,595             -         -
      Transfers to loan fund                             (418,616)      (43,030)        (423)    2,361,617         -
      Transfers from loan fund                            223,879        55,771        4,080    (1,512,574)        -
      Interest on loans to participants                    73,994        18,709        1,304             -         -
                                                    -------------- ------------- ------------ ------------- ---------
                                                        1,899,954       486,358       98,091       849,043         -
                                                    -------------- ------------- ------------ ------------- ---------

Contributions:
      Participant
      Employer
      Forteitures to be used                                                                                   5,745
                                                    -------------- ------------- ------------ ------------- ---------
        Total                                             925,925       311,123       71,708             -     5,745

                Total Additions                         2,825,879       797,481      169,799       849,043     5,745
                                                    -------------- ------------- ------------ ------------- ---------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
      Distributions to terminated participants           (786,819)     (391,438)     (21,733)     (248,166)        -
      Withdrawals                                        (121,850)      (36,583)      (2,440)          (35)        -
      Transfers by participants between plans (net)        (1,833)         (819)           -             -         -
                                                    -------------- ------------- ------------ ------------- ---------

                Total Deductions                         (910,502)     (428,840)     (24,173)     (248,201)        -
                                                    -------------- ------------- ------------ ------------- ---------

NET INCREASE(DECREASE)                                  1,915,377       368,641      145,626       600,842     5,745

ASSETS AVAILABLE FOR BENEFITS:

      Beginning of the period                           9,993,788     2,752,712      177,558     4,827,031     5,694
                                                    -------------- ------------- ------------ ------------- ---------

      End of the period                              $ 11,909,165    $3,121,353     $323,184    $5,427,873   $11,439
                                                    ============== ============= ============ ============= =========

The notes to the financial statements are an integral part of this statement.

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS






1.       PLAN DESCRIPTION

         The following description of the MichCon Investment and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution benefit plan for employees covered by the collective bargaining agreements who have attained one year of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored solely by Michigan Consolidated Gas Company (MichCon or the Company), a subsidiary of MCN Energy Group Inc. (MCN). The Plan represents an agreed-upon benefit plan enhancement as ratified by and between the Company and collective bargaining units within the Company.

         CONTRIBUTIONS

         Each employee electing to participate in the Plan is required to make regular contributions by payroll deduction. For all union locals, participant contributions, including any Salary Reduction Allotments, are limited to 15% (for highly compensated participants) and 20% (for nonhighly compensated participants) of the participant's compensation as defined in the Plan ("Eligible Compensation"), or such maximum rates as may be approved by the Internal Revenue Service. Participants may elect to have their Eligible Compensation reduced (Salary Reduction Allotments) by up to 9% (nonhighly compensated participants 8%) and have that amount contributed to the Plan.

         Effective April 1, 1998, for participants who are members of Local #80
         - Detroit and the P.T.&S. locals, participant contributions are limited to 17% (for nonhighly compensated participants) of the participant's Eligible Compensation.

         Effective July 1, 1998, for participants who are members of Local #132, Local 799 - Northern and Local #70 - Muskegon, participant contributions are limited to 17% (for nonhighly compensated participants) of the participant's Eligible Compensation.

         The Company's maximum matching contributions are limited, depending on years of service, to 2% to 6% of the participant's Eligible Compensation. Seventy-five percent of the Company's matching contributions must be allocated to the MCN Restricted Stock Fund.

         The Company shall contribute annually (April 1st) to the MCN Restricted Stock Fund accounts for each of its participating union employees on active payroll who have at least 30 years of service, twenty-five shares of MCN Stock (or an equivalent value determined by the Committee in a nondiscriminatory manner, which may be used to purchase MCN Stock).

                 MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                        NOTES TO FINANCIAL STATEMENTS




         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution, allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer's matching contribution portion of their accounts plus actual earnings thereon occurs after completion of five years of service.

         INVESTMENT OPTIONS

         Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the MCN Restricted Stock Fund. However, participants may change their investment direction and amount of future contributions effective with the next payroll period. With respect to the MCN Stock Fund, Company designated insider traders are limited to a 30-day window following the release of quarterly earnings. Contributions may be directed in any of the following investment options:

                  MCN Stock Fund - Fund invests solely in the common stock of MCN Energy Group Inc. This fund consists of two components, restricted and unrestricted. The restricted fund includes 75% of the employer match which is contributed to the employee stock ownership plan (ESOP) portion of the Plan. The unrestricted fund includes any employee contributions and possibly any portion of the remaining 25% of the employer matching contributions. All 1997 MCN dividends accumulated under the ESOP were passed through to each participant in March 1998 unless the participant elected not to receive such dividends.

                  Putnam Global Growth Fund - Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the United States.

                  Putnam Fund for Growth and Income - Fund consists primarily of common stocks that offer potential for capital growth, current income, or both. The fund may also purchase corporate bonds, notes and debentures, preferred stocks, or convertible securities (both debt securities and preferred stocks) or U.S. government securities.

                  Fixed Income Fund - Fund consists of higher quality investments consistent with the Fund's objective to preserve principal while providing a stable rate of return to the Participant. The investments of the Fixed Income Fund consist of the following:
                        - contracts with insurance companies and other
                          financial institutions providing for fixed rates of interest, and

                 MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                        NOTES TO FINANCIAL STATEMENTS


                        - investments in specific government and corporate
                          marketable fixed income securities, which are managed by professional investment advisors.
                  Amounts invested in marketable securities are invested through or pursuant to contracts with insurance companies. These contracts provide for a guarantee of the principal invested and accrued interest under the contract. The interest rates under these contracts are adjusted at least annually to recognize the impacts of changing interest rate conditions. Investment advisors for marketable fixed income securities may use fixed income futures and options to reduce the effect of market volatility on the Fund.

                  Putnam Voyager Fund - Fund consists primarily of common stocks of companies with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of smaller and newer issuers.

                  Putnam New Opportunities Fund - Fund consists primarily of common stocks of companies in sectors of the economy with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of small to mid-sized companies.

                  Putnam Income Fund - Fund consists primarily of quality corporate and government bonds that pay out a rate of interest in regularly scheduled payments. The fund also invests in selected below-investment grade bonds, which have a higher risk of nonpayment of interest and principal.

         ADMINISTRATIVE AND BROKERAGE FEES

         Expenses in connection with the purchase or sale of stock or other securities are charged to the participant for which the purchases or sales are made.

         The Company pays 100% of the recordkeeping and Trustee expenses for all unions. Participants pay 100% of the investment management and other related expenses of the fund.

         LOANS

         Subject to limitations imposed by the Internal Revenue Code and Department of Labor regulations, Plan provisions allow a participant to borrow from the Plan an amount up to 50% of the vested value of his or her salary reduction and ESOP accounts, up to a maximum of $50,000, at an interest rate of 2 1/2% over prime updated quarterly (rounded to the nearest 1/2 %). The outstanding balances of loans are reported in the Loan fund. A participant may have only one loan outstanding at a time and loan refinances are available every twelve months.

         TERMINATION OF THE PLAN

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of

                 MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                        NOTES TO FINANCIAL STATEMENTS


         ERISA. In the event of Plan termination, the Plan assets shall be distributed ratably to the participants in proportion to the total values of their respective Plan accounts.

         Each participating employer may withdraw from or terminate its participation in the Plan at any time. Under these circumstances, the Committee shall direct the Trustee to (1) segregate, in a separate trust, amounts held under the Plan which are applicable to the participants of such employer (in the event of withdrawal); or (2) distribute to the participants of such employer amounts attributable to such participants' investments under the Plan (in the event of termination).

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements are prepared under the accrual method of accounting.

         Purchase and sales of securities are recorded on the trade date basis. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded when earned.

         Investments are stated at market value, which is generally based on quoted prices. A portion of the Fixed Income Fund is reported on a contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. Participant loan receivables are presented at cost which approximates fair value.

         The cost of securities sold or distributed is determined on the basis of average cost. The MCN Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between cost and market value of the shares distributed.

         Benefits are recorded when paid.

3.       TAX STATUS

         The Internal Revenue Service has determined and informed MichCon by a letter dated November 20, 1997 that the Plan is qualified and related trust is tax exempt and both are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.       DEFINED CONTRIBUTION PLANS MASTER TRUST

         The Master Trust was established on August 1, 1988 and serves as a funding medium to certain employee benefit plans for the Company and its subsidiaries and affiliates which are qualified under Section 401(a) of the Internal Revenue Code of 1986 as amended from time to time.

         Currently, the Master Trust consists of certain commingled assets of the Plan and the MCN Energy Group Savings and Stock Ownership Plan. The Plan's investment in the Master Trust in the Statement of Assets Available for Benefits represents the Plan's allocated portion (approximately 20%) of the Master Trust investments. The Plan's allocated portion of the investments is equal to the market value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

         A summary of the Master Trust assets as of December 31, 1997 and 1996 is as follows:

                 MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                        NOTES TO FINANCIAL STATEMENTS


                                                                                   1997                 1996
                                                                            -------------------   ------------------
         INVESTMENTS,
               Temporary investments, at market  . . . . . . . . . . . . . .     $  3,805,014         $  7,050,421
               Insurance contracts, including
                  accumulated interest, at contract value  . . . . . . . . .       51,041,890           51,150,305
                                                                                 ------------         ------------
         TOTAL INVESTMENTS . . . . . . . . . . . . . . . . . . . . . . . . .       54,846,904           58,200,726
                                                                                 ------------         ------------

         ASSETS HELD IN MASTER TRUST . . . . . . . . . . . . . . . . . . . .     $ 54,846,904         $ 58,200,726
                                                                                 ============         ============


         The following is a summary of the net change in assets held in the Master Trust for the year ended December 31, 1997:


                                                                                             1997
                                                                                     --------------------
         Transfers into Master Trust  . . . . . . . . . . . . . . . . . . . . . . . .    $ 44,174,098

         Interest, dividend and other income on investments . . . . . . . . . . . . .       3,438,588

         Transfers out of Master Trust  . . . . . . . . . . . . . . . . . . . . . . .     (50,966,508)
                                                                                         ------------
         NET CHANGE IN ASSETS HELD  . . . . . . . . . . . . . . . . . . . . . . . . .      (3,353,822)

         NET ASSETS, BEGINNING OF YEAR  . . . . . . . . . . . . . . . . . . . . . . .      58,200,726
                                                                                         ------------
         NET ASSETS, END OF YEAR  . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 54,846,904
                                                                                         ============


5.       RELATED PARTY TRANSACTIONS

         Certain plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

6.       SUBSEQUENT EVENT

         The MCN Energy Group stock price as of December 31, 1997 of $40.38 declined to $25.31 At the close of business on June 25, 1998.

         In the first quarter of 1998, MichCon implemented an early retirement program. The program had no material impact on the plan. In the third quarter of 1998, the early retirement program will be complete and it is expected to have no material impact on the plan.

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

           ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997



                                                                (c)
                    (b)                          Description of investments including                                     (e)
        Identity of issue, borrower,         maturity date, rate of interest, collateral,                (d)            Current
 (a)      lessor or similar party                        par or maturity value                           Cost             Value
-----  --------------------------------  --------------------------------------------------   ---------------------- ---------------
  *   MCN Stock Fund                              MCN Energy Group Inc. Common Stock                  $ 30,323,279     $ 71,860,057

  *   Putnam Global Growth Fund                   Registered Investment Company                          5,755,854        6,009,703

  *   Putnam Fund for Growth and Income           Registered Investment Company                          8,529,774       10,612,566

  *   Fixed Income Fund                           Investment in Master Trust
                                                      Pacific Mutual                                     4,855,934        4,855,934
                                                      AIG Life #GIC-18190                                  211,478          211,478
                                                      AIG Life #GIC-877                                    538,776          538,776
                                                      Hartford Life #009702                                741,640          741,640
                                                      Hartford Life #GA-9950                               165,311          165,311
                                                      MET Life                                             548,221          548,221
                                                      The Boston Company  #6420-002                        739,176          739,176
                                                      New York Life GA #20051                              728,601          728,601
                                                      New York Life GA #30783                              780,719          780,719
                                                      John Hancock Mutual #8407 GAC                        444,369          444,369
                                                      John Hancock Mutual #8868 GAC                        900,533          900,533

  *   Putnam Voyager Fund                         Registered Investment Company                          8,251,198       11,909,165

  *   Putnam Income Fund                          Registered Investment Companies                          318,621          323,184

  *   Putnam New Opportunities Fund               Registered Investment Companies                        2,442,964        3,121,353

  *   Loan Fund                                   Loans to Paritcipants (Interest rates 9% to 12%)       5,427,873        5,427,873
                                                                                                      ------------    -------------
                                                                                                      $ 71,704,321    $ 119,918,659
                                                                                                      ============    =============
  *   Represents Party-in-Interest

                   MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

                 ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                  (b)
                                          Description of asset                                                       (f)
                (a)                        (include interest              (c)           (d)            (e)         Expense
         Identity of party                 rate and maturity           Purchase       Selling         Lease     incurred with
             involved                      in case of a loan)            Price         Price         rental      transaction
------------------------------   --------------------------------   --------------  ------------  -----------  ----------------
Putnam Investments                  MCN Stock Fund                     $ 7,440,038       n/a

Putnam Investments                  MCN Stock Fund                        n/a        $ 10,776,069

Putnam Investments                  Fixed Income Fund                  $ 2,510,575       n/a

Putnam Investments                  Fixed Income Fund                     n/a        $  3,762,346

Putnam Investments                  Growth & Income Fund               $ 3,036,798       n/a

Putnam Investments                  Growth & Income Fund                  n/a        $  2,143,400

Putnam Investments                  Loan Fund                          $ 2,879,799       n/a

Putnam Investments                  Loan Fund                             n/a        $  2,278,922




                                                  (h)
                                             Current value
                (a)               (g)         of asset on       (i)
         Identity of party      Cost of       transaction    Net gain
             involved            asset           date        or (loss)
---------------------------   ----------   ---------------  -------------
Putnam Investments                n/a        $  7,440,038       n/a

Putnam Investments             $ 5,409,801   $ 10,776,069   $ 5,366,268

Putnam Investments                n/a        $  2,510,575       n/a

Putnam Investments             $ 3,799,286   $  3,762,346   $   (36,940)

Putnam Investments                n/a        $  3,036,798       n/a

Putnam Investments             $ 1,602,061   $  2,143,400   $   541,339

Putnam Investments                n/a        $  2,879,799       n/a

Putnam Investments             $ 2,278,922   $  2,278,922   $    -


                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                            MichCon Investment and Stock Ownership Plan


                      By: /s/ Howard L. Dow III
                          ---------------------------------------------------
                                          Howard L. Dow III
                            Senior Vice President and Chief Financial Officer
                                    Michigan Consolidated Gas Company





Dated:    June 29, 1998

                                  EXHIBIT INDEX


   Number
   ------         ------------------------------------------------------

     23           Independent Auditors' Consent - Deloitte & Touche LLP